Exhibit 12.1

PRUDENTIAL FINANCIAL, INC.

RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended	Nine Months Ended		Year Ended December 31,
	September 30, 2014	September 30, 2014	2013	2012	2011	2010	2009
	($ in millions)
Earnings:
Income (loss) from continuing operations before income taxes (1)	$276	$3,472	$(1,712)	$737	$5,191	$4,233	$3,657
Less:
Undistributed income (loss) of investees accounted for under the equity method	24	213	223	107	286	100	(172)
Interest capitalized	—	—	—	—	—	—	—

Adjusted earnings	252	3,259	(1,935)	630	4,905	4,133	3,829

Add fixed charges:
Interest credited to policyholders’ account balances	882	3,075	3,111	4,234	4,484	4,209	4,484
Gross interest expense (2)	383	1,104	1,419	1,389	1,315	1,224	1,168
Interest component of rental expense	19	58	85	96	93	69	69

Total fixed charges	1,284	4,237	4,615	5,719	5,892	5,502	5,721

Total earnings plus fixed charges	$1,536	$7,496	$2,680	$6,349	$10,797	$9,635	$9,550

Ratio of earnings to fixed charges (3)	1.20	1.77	—	1.11	1.83	1.75	1.67

(1)	Excludes earnings attributable to noncontrolling interests. The year ended December 31, 2009, includes a $2.247 billion pre-tax gain related to the sale of the Company’s minority joint venture interest in Wachovia Securities.
(2)	Interest expense on short-term and long-term debt, including interest expense of securities businesses reported in “Net investment income” in the Consolidated Statements of Operations, capitalized interest and amortization of debt discounts and premiums. Interest expense does not include interest on liabilities recorded under the authoritative guidance on accounting for uncertainty in income taxes. The Company’s policy is to classify such interest in income tax provision in the consolidated statements of operations.
(3)	Due to the Company’s loss for the twelve months ended December 31, 2013, the ratio coverage was less than 1:1 and is therefore not presented. Additional earnings of $1,935 million would have been required for the twelve months ended December 31, 2013, to achieve a ratio of 1:1.